                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                  Qualton, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                     460238
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                                 (CUSIP Number)


                          Bernardo Dominguez Cereceres
                                    Chairman
                                 DSC Corporation
                             Cerro de Maika No. 355
                              Lomas de Chapultepec
                             Mexico, D.F. C.P. 11000
                         Telephone No.: 011-52-5520-7760
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 8, 1999
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person previously has filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box / /.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 460238            SCHEDULE 13D                     Page 2 of 7

------------------------------------------------------------------------
1  NAME OF REPORTING PERSON                           DSC Corporation
   S.S. OR I.R.S. IDENTIFICATION NOS.
   OF ABOVE PERSONS
------------------------------------------------------------------------
2  CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP (SEE Instructions)
   (a)      _______________________________________________________/ /
   (b)      _______________________________________________________/ /
------------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------------
4  SOURCE OF FUNDS OO The Reporting Person has a direct ownership interest in shares of Common Stock acquired from (i) ITD, S.A. de
   C.V., (ii) a former employee of the Reporting Person and (ii) the sale of an interest in property by the Reporting Person. The
   Reporting Person also indirectly owns shares of Common Stock as a controlling stockholder of Qualton Group Corporation.

------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e) shares_____________________________________/ /
------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Marshall Islands
------------------------------------------------------------------------
                      7  SOLE VOTING POWER

                         227,028,878 shares of Common Stock (78.3%)
                         (See Item 3)
                      --------------------------------------------------
  Number of Shares    8  SHARED VOTING POWER

  Beneficially Owned     0
                      --------------------------------------------------
  By Each Reporting   9  SOLE DISPOSITIVE POWER

     Person With         227,028,878 shares of Common Stock (78.3%)
                         (See Item 3)
                      --------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    227,028,878 shares of Common Stock (78.3%) (See Item 3)
------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES  _____________________________________________  / /
-------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    78.3%
------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
------------------------------------------------------------------------

CUSIP No. 460238            SCHEDULE 13D                     Page 3 of 7

ITEM 1.  SECURITY AND ISSUER.

              This Schedule 13D relates to the common stock, $0.001 par value per share ("Common Stock"), of Qualton, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Av. Constituyentes 647, Colonia 16 de Septiembre, Delegacion Miguel Hidalgo, Mexico, D.F., C.P. 11810.

Item 2.  Identity and Background.

              This Statement is filed by DSC Corporation, a corporation formed under the laws of the Marshall Islands (the "Reporting Person"). The Reporting Person operates as a holding company for the capital stock of certain third party entities. The address of the Reporting Person's principal office is Cerro de Maika No. 355, Lomas de Chapultepec, Mexico, D.F. C.P. 11000.

              The name, business address, present principal occupation or employment, and the citizenship of each director and executive officer of the Reporting Person are set forth on EXHIBIT 1 attached hereto and are incorporated herein by reference.

              During the last five years, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers set forth in EXHIBIT 1, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              This Schedule 13D relates to the issuance of securities by the Company to the Reporting Person upon the occurrence of the following events:

              CONVERSION OF A CONVERTIBLE PROMISSORY NOTE. On August 19, 1996, the Company issued to ITD, S.A. de C.V., a Mexican corporation formerly known as DSC, S.A. de C.V., a convertible promissory note (the "Note") in connection with the sale by ITD, S.A. de C.V. of ITD, S.A. de C.V.'s interests in: (i) Centro de Promociones Guerrero S.A. de C.V., a Mexican corporation; (ii) Clusters Inmobiliaria de Ixtapa, S.A. de C.V., a Mexican corporation ("Clusters Ixtapa"); (iii) a promissory note issued to ITD, S.A. de C.V., by Clusters Ixtapa; and (iv) Nueva Tierra, S.A. de C.V., a Mexican corporation.

              On January 8, 1999, the Company issued to ITD, S.A. de C.V. an aggregate of 52,875,030 shares of Common Stock upon conversion of the Note. On August 4, 2000, ITD, S.A. de C.V. transferred 52,100,070 shares of Common Stock to the Reporting Person.

              On August 4, 2000, the Reporting Person acquired from a former employee of the Company 112,835 shares of Common Stock.

              ACQUISITION OF CAPITAL STOCK OF CLUSTERS IXTAPA. On August 29, 2000, the Company issued to the Reporting Person 11,275,973 shares of Common Stock as consideration for the

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CUSIP No. 460238            SCHEDULE 13D                     Page 4 of 7

Company's acquisition of the remaining 25% ownership interest in Clusters Ixtapa from the Reporting Person.

              BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK HELD BY QUALTON GROUP CORPORATION. The Reporting Person is the controlling stockholder of Qualton Group Corporation, a Marshall Islands corporation. Accordingly, the Reporting Person is deemed to beneficially own the 163,540,000 shares of Common Stock issued to Qualton Group Corporation on October 17, 2000 as consideration for the sale by Qualton Group Corporation to the Company of all of the issued and outstanding capital stock of Qualton Hotels & Resorts Corporation.

ITEM 4.  PURPOSE OF TRANSACTION.

              The Reporting Person acquired the shares of Common Stock owned as of this date for investment purposes.

              Other than as discussed above, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in
Item 2, presently has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

              (a) As of the date of this Schedule 13D, the Reporting Person beneficially owns 227,028,878 shares of Common Stock through the direct and indirect ownership of shares of Common Stock as described above in Item 3. Based on 289,800,704 shares of Common Stock outstanding as of October 31, 2000, the Reporting Person's beneficial ownership of these shares of Common Stock represents approximately 78.3% of the total outstanding shares of Common Stock. The Reporting Person disclaims beneficial ownership of all shares, if any, beneficially owned by any of its executive officers and directors.

              (b) The Reporting Person has the sole power to vote and to direct the vote of, and the sole power to dispose of and to direct the disposition of, 63,488,878 shares of Common Stock directly owned by the Reporting Person and 163,540,000 shares of Common Stock indirectly owned by the Reporting Person.

              (c) Neither the Reporting Person nor any of its directors and officers has effected any transactions in the shares of Common Stock during the past 60 days.

              (d) No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person on the date of this Schedule 13D.

              (e) Not applicable.

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CUSIP No. 460238            SCHEDULE 13D                     Page 5 of 7

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              The Reporting Person, as the controlling stockholder of Qualton Group Corporation, has voting and investment power over the 163,540,000 shares of Common Stock held by Qualton Group Corporation.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              The following exhibit is filed herewith:

              Exhibit 1 - Directors and Executive Officers of DSC Corporation.





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CUSIP No. 460238                  SCHEDULE 13D                     Page 6 of 7


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   Dated:  February 14, 2001

                                   DSC CORPORATION



                                     /S/ Bernardo Dominguez Cereceres
                                   --------------------------------------------
                                   By: Bernardo Dominguez Cereceres
                                   Its: Chairman